Exhibit 1

Contact:          Lucy Flynn, Wang
                  (508) 967-4870, lucy.flynn@wang.com

                  WANG REPORTS QUARTER AND FISCAL YEAR RESULTS

BILLERICA, Mass. (July 24, 1996) -- For the quarter ended June 30, 1996, Wang (NASDAQ:WANG) today reported EBITDA of $34.6 million and earnings per common share of $0.13. This compares with $33.3 million and $0.09 in the year earlier quarter. Revenues for the fourth quarter were $268.1 million, compared to $285.0 million in the prior fiscal year.

         Fourth quarter revenues from the company's OPEN/software grew to $15.0 million, up from $8.5 million in the prior year's quarter.

         Joseph M. Tucci, chairman and chief executive officer of Wang said, "We have successfully grown our software business as promised, more than doubling our revenues in fiscal year 1996. We have combined our software acquisitions, Sigma and Avail, into the mainstream of our business, and are extremely pleased with the level of integration and collaboration that has been achieved there. Our network services revenues also grew during the fourth quarter and we continue to reduce costs relating to our proprietary maintenance revenues to

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Wang/Page 2


match the revenue decline, which we expect will continue at 20-25% per annum during the current fiscal year.

         "We continue to make new investments in markets that generate topline growth and position us to accelerate the utilization of Wang's NOLs. That strategy was at the heart of our recent initiatives in network services. Dataserv, a leading multi-vendor provider of computer service and maintenance, should add more than $100 million in revenue, and as separately announced today, the company will acquire I-NET, a premier provider of outsourced network and desktop management services. I-NET's revenues should reach $400 million over the next 12 months, adding over $300 million in revenue to Wang in fiscal year 1997."

         Also during the fourth quarter, Sun Microsystems awarded Wang Federal a $30 million contract for maintenance services under the Air Force Workstations program. An estimated 37,000 workstations and servers are to be provided by Sun to support Air Force command and control, scientific, engineering, logistics and other applications, including many in mission-critical environments.

         In software, Wang announced its new integration product solution, OPEN/image Link for R/3 has been certified for SAP's R/3, the most frequently used

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Wang/Page 3


standard business software for client/server computing worldwide. Wang also announced that Gak Nederland b.v., the largest Dutch social security provider, had won the IMC European Solution of the year award for its innovative use of Wang's OPEN/workflow and OPEN/image software. Wang also expanded its strategic alliance with PC DOCS, an important provider of enterprise-wide document management systems for companies in a wide range of industries in North America, Europe, Australia, and the Far East.

RESULTS FOR FISCAL YEAR 1996

         EBITDA for the year were $138.0 million, versus $83.5 million for fiscal year 1995, for an increase of 65%. Revenues for the year were $1,089.8 million, up 15% from $947.2 million in fiscal year 1995. Software revenues for the year were $49.6 million, more than double the $22.1 million of 1995, and above the company's stated target of $44 million. As of June 30, 1996, Wang's cash balances were approximately $175 million, with no borrowings under the company's revolving credit facility.

WANG

         Wang is a recognized worldwide leader in workflow, integrated imaging, document management, network storage management, and related office software for client/server

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Wang/Page 4

open systems and a major worldwide provider of integration and support services for office software and networks. Information about Wang can be found on the World Wide Web at www.wang.com.

         This press release contains forward-looking statements that involve a number of risks and uncertainties. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are delays in product development, changes in the mix of the company's service and software businesses, competitive pressures, general economic conditions and the risk factors detailed in the company's periodic reports and registration statements filed with the Securities and Exchange Commission.

                                       ###
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                             WANG LABORATORIES, INC.
                                  PRESS RELEASE



                                                        (Dollars in millions, except per share data)
                                                           Quarter Ended                Twelve Months Ended
                                                              June 30,                         June 30,
                                                        --------------------            ----------------------
                                                        1996            1995            1996              1995
                                                        ----            ----            ----              ----

Revenues:

  Product                                              $ 81.2          $ 95.2         $  368.9           $365.7
  Service and other                                     186.9           189.8            720.9            581.5
                                                       ------          ------         --------            ------
                                                        268.1           285.0          1,089.8            947.2
Costs and expenses:
  Cost of product sales                                  47.9            63.6            235.0            254.4
  Cost of service and other                             132.7           134.7            497.4            401.8
  Research and development                                8.2             8.1             33.7             31.5
  Selling, general and administrative                    61.9            65.7            250.7            230.0
                                                       ------          ------         --------            ------
                                                        250.7           272.1          1,016.8             917.7
                                                       ------          ------         --------            ------
Operating income before amortization
  of intangible assets and
  acquisition-related charges                            17.4            12.9             73.0              29.5
Amortization of intangible assets (a)                    11.2             9.9             43.3              32.0
Acquisition-related charges                                --              --             27.2(b)           64.2(c)
                                                       ------          ------         --------            ------
Operating income (loss)                                   6.2             3.0              2.5             (66.7)
Interest and other income - net                          (2.4)           (2.7)            (7.9)             (9.0)
                                                       ------          ------         --------            ------
Income (loss) before income taxes                         8.6             5.7             10.4             (57.7)
Provision for income taxes                                0.4              --             11.0               3.6
                                                       ------          ------         --------            ------
Net income (loss)                                      $  8.2          $  5.7         $   (0.6)           $(61.3)
                                                       ======          ======         ========           ======
Net income (loss) per share                            $ 0.13          $ 0.09         $  (0.64)(d)        $(2.04)
                                                       ======          ======         ========            ======
Net income (loss) per share excluding
  special dividend                                     $ 0.13          $ 0.09         $  (0.40)           $(2.04)
                                                       ======          ======         ========            ======


Note: Amounts have been restated for all periods presented to include results of operations of Avail Systems Corporation acquired on December 18, 1995 and accounted for using the pooling of interests method.

(a) Amount relates to amortization of acquired intangible assets and assets identified in connection with the adoption of "fresh-start" reporting.
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(b)      Charges associated with the acquisition of Sigma Imaging Systems, including purchased research and development write-off and asset writedowns due to overlapping development efforts.

(c) Charges principally associated with integration and consolidation initiatives related to the acquisition of certain of the businesses of Groupe Bull.

(d) Includes a one-time special dividend reflecting the difference between the repurchase value and the carrying value of the company's 11% Exchangeable Preferred Stock repurchased on February 27, 1996. Also includes the dividends and accretion on the redeemable preferred stock.